Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On September 17, 2002, Dreyer's Grand Ice Cream, Inc., mailed its Fall 2002 "Full Scoop" newsletter containing the following "Chairman's Message" to its employees and to certain other individuals:


                               CHAIRMAN'S MESSAGE
                     THE ALLIANCE THAT IS GOOD FOR EVERYONE

[Photo- Gary Rogers]

It is rare in business that a financial transaction provides a great result for all parties involved. However, the alliance we have recently announced with Nestle truly meets this standard.


First of all, and most important, it is a home run for our shareholders. For some time now we have had the strategic goal of earning $3.00 per share in the year 2005 (3 x 5). The price being offered to our shareholders - $83 at the end of 2005 - assumes we achieve that goal. Eighty-three dollars per share is about 27 times those projected earnings. So, on any calculation our shareholders should be (and we believe are) ecstatic.

It is also a terrific deal for us as employees. For many years, Rick and I have thought that Dreyer's could remain an independent company indefinitely. However, after consulting with a number of investment bankers and other knowledgeable people, it became clear that ultimately we would be compelled to agree to some kind of business combination. Any public company's board of directors has an obligation to consider seriously an acquisition offer that is in the best financial interests of the shareholders. With so many large food companies seeking acquisitions and a declining number of one to five billion dollar "targets" available, one of these larger companies would in all probability make such an offer to us within the foreseeable future. Once we became convinced of this reality, we began to think about how to structure an alliance that would best serve our employees' interests while also maximizing value for our shareholders.


The alliance we negotiated with Nestle does exactly that. Adding the Nestle ice cream business, including Haagen-Dazs, to our current brand portfolio really rounds out our product line perfectly. This will make us a $2.2 billion company
- the largest in the United States ice cream business. It does not make us pre-eminent; we still have to prove that - especially on the bottom line - but it takes us a quantum step toward that goal. Managing this great product line should be very rewarding for all of us. I feel as though our shareholders are being paid in advance for achieving pre-eminence - now we have to prove we can actually achieve that pre-eminence in a highly competitive marketplace. In the meantime, we are able to maintain our organization, our culture, and our business philosophy. It's really quite remarkable!


Many questions have been asked about what happens in 2006 when our shareholders may "put" their stock at $83 per share or in 2007 when Nestle has the right to "call" any remaining outstanding shares at $88 per share. No one can know for sure what will happen at that time. It may be that operating as a wholly-owned subsidiary of Nestle turns out to be the optimum business model. On the other hand, Nestle recently sold to the public 25% of the shares of Alcon, a three billion dollar eye-care company that it previously owned outright; it may be that Nestle will conclude that this is the right model for Dreyer's. The point is that we have at least three years to show Nestle what we can achieve as an independent company with committed and capable people, a great brand portfolio, and a long history of success. If we deliver against our 3 x 5 goal, we can certainly make a compelling case to Nestle for continued independence going forward.


So, the alliance is wonderful for our shareholders and provides us as employees a three-year period of independence and a greatly strengthened brand portfolio to manage. What happens after that will depend on what we achieve between now and 2006.


Lastly, the alliance is an important deal for Nestle as well. Although second only to Unilever in the worldwide ice cream business, Nestle had a strong desire to strengthen its position in the United States, which is the largest ice cream market in the world. This deal gives them that stronger position without any cash investment for at least three years. During that three-year period, we hope that our base earnings will grow rapidly as we implement our 3 x 5 strategies. Equally important, we should realize huge synergies as we put these two similar companies together. If we do our job well by the time our shareholders are paid off, our earnings should have grown to a level that justifies what seems to be such an attractive price today.


So by facing the reality that Dreyer's would not remain independent forever, we have been able to engineer an alliance that is truly a win for our shareholders, for us as employees, and for Nestle. As one of the architects and negotiators of that deal, it feels really good to have achieved this result! However, we still have to obtain the approvals necessary to allow us to close the transaction. We think those approvals by our shareholders and by the United States government antitrust authorities should be forthcoming before year-end. But as Yogi Berra once said so eloquently, "It ain't over 'til it's over."

Because it's not "over" yet. We have been careful not to celebrate prematurely. However, the champagne is on ice!

Thank you for your part in making this unique win-win-win transaction a possibility. It is truly a wonderful outcome for everyone involved.

                                                /s/ T. Gary Rogers
                                                -------------------




This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.